UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 8, 2005

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

8 December 2005
Number 48/05

SENIOR MANAGEMENT APPOINTMENTS AT BHP BILLITON

BHP Billiton announced today that Mike Salamon, currently Group President with responsibility for the non-ferrous businesses, will be appointed as Executive President of BHP Billiton with effect from 1 January. Mike will assume responsibility for Marketing, Strategy and Business Development (corporate development activities), Integrated Business Development (regional project development), Exploration, and Technology. He will assume country responsibility for China and will continue to have responsibility for South Africa and BHP Billiton's overall Health, Safety, Environment and Community activities. Mike will continue to report to the Chief Executive Officer and remain a member of the Office of Chief Executive. He will also continue as an Executive Director.

Marius Kloppers will move from the role of Chief Commercial Officer into the position of Group President vacated by Mike with effect from 1 January. Marius will assume responsibility for the Aluminium, Base Metals, Stainless Steel Materials and Diamonds and Specialty Products Customer Sector Groups. He will continue to report to the Chief Executive Officer and remain a member of the Office of Chief Executive.

Karen Wood, previously Company Secretary for the Group, will join the OCE as Special Advisor and Head of Group Secretariat. Karen will continue to have responsibility for the Company Secretariat of BHP Billiton Limited and BHP Billiton Plc and continue to report to the Chairman in that capacity. She will assume management responsibility for the administration of authorities delegated to the CEO and special projects determined by the CEO and, in this capacity, will report to the CEO.

Phil Aiken, John Fast, Bob Kirkby, Chris Lynch and Marcus Randolph will continue in their current roles and remain members of the Office of Chief Executive. Bob Kirkby will be Chairman of the Executive Committee.

Chip Goodyear, Chief Executive Officer, said: "Since the merger of BHP and Billiton, now nearly four and a half years ago, we have had outstanding performance from a strong executive team that has broadly occupied the same roles throughout this period. We are committed to developing our executives and see this as an ideal time to broaden the experience of some of our top people and facilitate smooth succession planning in the future. The process started with Marcus Randolph's appointment as Chief Organisation Development Officer and continues with the appointments announced today. We think this is an effective way to continue to challenge our senior people and develop additional organisational capability while ensuring continuity of our business initiatives".

BHP Billiton Chairman, Mr Don Argus, also announced today that from 1 January Marius Kloppers and Chris Lynch would join the Board as Executive Directors (see related announcement).

The Office of Chief Executive will now comprise:

  Chief Executive Officer - Chip Goodyear (OCE Chairman)
  Executive President - Mike Salamon
  Group President - Phil Aiken
  Chief Legal Counsel and Head of External Affairs - John Fast
  Group President - Bob Kirkby
  Group President - Marius Kloppers
  Chief Financial Officer - Chris Lynch
  Chief Organisation Development Officer - Marcus Randolph
  Special Advisor and Head of Group Secretariat - Karen Wood

Biographical details:

Mike Salamon
BSc Mining Eng, MBA, 50

Executive Director and Group President Non-Ferrous Materials. From 1 January 2006 Executive President.

Member of the Office of Chief Executive.

Appointed an Executive Director in February 2003 and Group President Non-Ferrous Materials (consisting of Aluminium, Base Metals and Stainless Steel Materials) in March 2004 and Chairman of WMC Resources Ltd in June 2005. He is Chairman of Samancor and a Director of Richards Bay Minerals, Cerro Matoso and Escondida. From July 1997 to June 2001 he was an executive Director of Billiton Plc with responsibilities for nickel, chrome, manganese, stainless steel and titanium.

Marius Kloppers
BE (Chem), MBA, PhD (Materials Science), 43

Chief Commercial Officer. From 1 January 2006 Group President (Non Ferrous)

Member of the Office of Chief Executive.

Joined the Group in 1993 and appointed Chief Commercial Officer in December 2003. He was previously Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese, and held various positions at Billiton Aluminium, amongst them Chief Operating Officer and General Manager of Hillside Aluminium.

Karen Wood
Bed, LLB (Hons), FCIS, 49

Special Advisor and Head of Group Secretariat

Member of the Office of Chief Executive.

Joined the Group in 2001 as Company Secretary of BHP Billiton Limited and BHP Billiton Plc. Previously a lawyer practising in commercial law, she was General Counsel and Company Secretary for Bonlac Foods Limited prior to joining BHP Billiton.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 8 December 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary